THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                 TO RULE 101(d) OF REGULATION S-T



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      Piercing Pagoda, Inc.
                        (Name of Issuer)


              Common Stock Par Value $.01 Per Share
                (Title of Class and Securities)


                             720773100
              (CUSIP Number of Class of Securities)



         James E. McKee, Gabelli Asset Management Inc.,
     One Corporate Center, Rye, NY 10580-1435 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      August 22, 2000
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________________________________________________________

CUSIP No. 720773100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Funds, LLC            I.D. No. 13-4044523
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     155,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     155,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      155,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /   /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.69%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 720773100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Limited     I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     194,900 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     194,900 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      194,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      2.12%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 720773100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Fund            I.D. No. 13-3246203
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     189,885 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     189,885 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      189,885 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      2.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 720773100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Fund, LDC         I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.02%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 720773100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
     HC, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 720773100
                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Asset Management Inc.       I.D. No. 13-4007862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /_X_/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 720773100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marc J. Gabelli
________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 720773100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value per share ("Securities"), of Piercing Pagoda, Inc. (the "Issuer"), a Delaware Corporation, with principal offices located at 3910 Adler Place, Bethlehem, Pennsylvania.
Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone"), Lynch Interactive Corporation ("Interactive"), Brighton Communications Corporation ("Brighton") and Inter-Community Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc.
("GAMI") , Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli Interna-tional II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc. ("MJG Associates"), Gemini Capital Management Ltd. ("Gemini"), Gabelli Fund, LDC ("LDC"), Gabelli Foundation, Inc. ("Foundation"), Gabelli Global Partners, Ltd. ("GGP Ltd."), Gabelli Global Partners, L.P. ("GGP L.P."), Gabelli European Partners, Ltd. ("GEP Ltd."), Mario Gabelli, Marc Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          Gabelli Partners makes investments for its own account and is the parent company of GAMI. GAMI, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, each of which is named below.
          GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, founda-tions and others.
          GSI, a majority-owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments.
GSI and Mario Gabelli are the general partners of Gabelli As-
sociates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          Gabelli Funds, a wholly-owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary advisory services to The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund and The Gabelli Blue Chip Value Fund (collectively, the "Funds"), which are registered investment companies.
          Gabelli Advisers, Inc. ("Gabelli Advisers"), a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GAMI and its affiliates.
          GPP is a limited partnership whose primary business purpose is investing in securities. MJG Associates provides services to GPP, and Mario Gabelli is the general partner and a portfolio manager for GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. MJG Associates is the Investment Manager of GIL. Mario Gabelli is a portfolio manager for GIL and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S.
investors.   MJG Associates is the Investment Manager of GIL II.
Mario Gabelli is a portfolio manager and Chairman of the Board of Directors of GIL II.
       ALCE is an investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is an investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communi-cations companies. GSI is a general partner of Multimedia Partners.
       GGP L.P. is a partnership whose primary business purpose is investing in securities on a global basis. Gabelli Securities, Inc. and Gemini Capital Management, LLC are the general partners of GGP L.P. and Marc Gabelli is a portfolio manager for GGP L.P.
       GGP Ltd. is a corporation whose primary business purpose is investing in securities on a global basis. Gabelli Securities International Limited and Gemini Capital Management, LLC are the investment advisors of GGP Ltd. and Marc Gabelli is the portfolio manager for GGP Ltd.
       GEP Ltd. is a corporation whose primary business purpose is investing in securities of European companies. Gabelli Securities International Limited is the investment advisor of GEP Ltd. and Marc Gabelli is a portfolio manager for GEP Ltd.
     LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Interests are offered to insurance companies which do not conduct any business in the United States and which are licensed where they do business. MJG Associates is the Investment Manager of LDC. Mario Gabelli is a portfolio manager for LDC.
       MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
       Gemini is a corporation whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.
       The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
       Lynch is a public company traded on the American Stock Exchange engaged in manufacting. Spinnaker, a subsidiary of Lynch, is also a public company and its stock is traded on the NASDAQ National Market. Spinnaker is a manufacturing firm with major subsidiaries in specialty adhesive-backed materials business. Interactive is a public company listed on the American Stock Exchange. It is a holding company whose principal subsidiary is Brighton. Brighton is a 100% owned subsidiary of Interactive. Brighton is a holding company with subsidiaries in multimedia and services businesses. Western New Mexico, a subsidiary of Brighton, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Brighton, provides local telephone services in an area 40 miles west of Fargo, North Dakota. Lynch and Interactive actively pursue new business ventures and acquisitions.
          Mario J. Gabelli is a director, Chairman of the Board and Chief Executive Officer and a substantial shareholder of Lynch and Interactive.
          Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GAMI, and the Chief Investment Officer for each of the Reporting Persons which are entities other than Gemini. Gabelli Partners is the majority shareholder of GAMI. GAMI, in turn, is the sole stockholder of GAMCO. GAMI is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.
          The Reporting Persons do not admit that they constitute a group.
          Gabelli Partners, GAMI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. GPP is a New York limited partnership having its principal business office at 401 Theodore Fremd Ave., Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 401 Theodore Fremd Ave., Rye, New York 10580. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580. Alce and Multimedia Partners and GGP L.P. are Delaware limited partnerships each having its principal business office at One Corporate Center, Rye, New York 10580. GAL and GIL are corpora-tions organized under the laws of the British Virgin Islands, each having its principal business office at c/o Fortis Fund Services (Cayman) Limited, Grand Pavillion, Commercial Centre, 802 West Bay Road, Grand Cayman, British West Indies. GGP Ltd. and GEP Ltd. are corporations organized under the laws of the Cayman Islands, each having its principal place of business at Goldman Sachs (Cayman) Trust, Limited, Harbour Center, 2nd Floor, North Church Street, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having its principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. Gemini is a Bermuda corporation having its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. LDC is a corporation organized under the laws of the British Virgin Islands having its pricipal business office at c/o Tremont (Bermuda) Limited, Tremont House, 4 Park Road, Hamilton HM II, Bermuda. The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 401 Theodore Fremd Avenue, Rye, NY 10580. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Interactive and Brighton are Delaware corporations each having its principal place of business at 401 Theodore Fremd Avenue, Rye, NY 10580.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
     (f) - Reference is made to Schedule I hereto.

Item 3.   Source and Amount of Funds or Other Consideration
          The Reporting Persons used an aggregate of approximate-ly $11,532,644 to purchase the Securities reported as beneficially owned in Item 5 below. Gabelli Funds used approxi-mately $3,299,950 of funds that were provided through the accounts of certain of its investment advisory clients in order to purchase the Securities for such clients. GAL and GAF used approximately $4,149,421 and $4,040,753, respectively, of working capital to purchase the Securities reported by them. LDC used approximately $42,520 of working capital to purchase the Securities reported by it.
Item 4.   Purpose of Transaction
          Each of the Reporting Persons, with the exceptions of Lynch and its affiliates, has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
          The Reporting Persons, with the exceptions of Lynch and its affiliates, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the opera-tions, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend poli-cy.
          Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. How-ever, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the l940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule l7D-l under the l940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
          With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and sharehold-er values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
          Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as benefi-cially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
          Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.
Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 541,785 shares, repre-senting 5.90% of the 9,195,389 shares outstanding as reported as being outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended June 30, 2000. The Reporting Persons beneficially own those Securities as follows:


                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common

Gabelli Funds:
  As Principal                       0                0.00%
  As Agent                     155,000                1.69%


Gabelli Associates             189,885                2.07%

GAL                            194,900                2.12%

LDC                              2,000                0.02%

Marc Gabelli                         0                0.00%

Mario Gabelli                        0                0.00%


          Mario Gabelli is deemed to have beneficial ownership of

the Securities owned beneficially by each of the foregoing

persons other than Marc Gabelli.  GAMI and Gabelli Funds are deemed to have beneficial ownership of the Securities owned

beneficially by each the foregoing persons other than Mario

Gabelli and Marc Gabelli.

        (b) Each of the Reporting Persons and Covered Persons has

the sole power to vote or direct the vote and sole power to

dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and

voting power with respect to the shares of the Issuer held by the

Funds so long as the aggregate voting interest of all joint

filers does not exceed 25% of their total voting interest in the

Issuer and, in that event, the Proxy Voting Committee of each

Fund shall respectively vote that Fund's shares, (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circum-

stances such as regulatory considerations, and (iii) the power of

Mario Gabelli, Marc Gabelli, GAMI and Gabelli Partners is

indirect with respect to Securities beneficially owned directly by other Reporting Persons.

       (c) Information with respect to all transactions in the

Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less,

by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by refer-

ence.

     (d) The investment advisory clients of Gabelli Funds,

Gabelli Advisers, GAMCO, MJG Associates and Gemini, the partners of the various partnerships managed by  Mario Gabelli and GSI

(including GPP, Gabelli Associates, ALCE, and Multimedia Partners

to the extent of their economic interest there-in) and the

shareholders of GIL, GIL II and LDC which Mario Gabelli manages and GAL which is managed by GSI have the sole right to receive and, subject to the notice, withdrawal and/or termination provi-

sions of such advisory contracts and partnership arrangements,

the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons.  Except as noted, no such client or

partner has an interest by virtue of such relationship that

relates to more than 5% of the Securities.

      (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          The powers of disposition and voting of Gabelli Funds, Gabelli Advisers, GAMCO, MJG Associates and Gemini with respect to Securities owned beneficially by them on behalf of their investment advisory clients, of Mario Gabelli and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, and of GIL, GIL II, GAL, LDC and GIGFL with respect to Securities owned beneficially by them on behalf of their shareholders, are held pursuant to written agreements with such clients and partnerships.
Item 7.   Material to be Filed as an Exhibit
          The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit B in the Amendment No. 18 to Schedule 13D filed by certain of the Reporting Persons with respect to Hector Communications Corporation.
          Exhibit A:       Joint Filing Agreement

          Exhibit B:       Power of Attorney to Stephen G. Bondi,
                           Peter D. Goldstein, and James E. McKee
                           from Robert E. Dolan.

                           Power of Attorney to Stephen G. Bondi,
                           Peter D. Goldstein, and James E. McKee
                           from Robert E. Dolan

                           Power of Attorney to Stephen G. Bondi,
                           Peter D. Goldstein, and James E. McKee
                           from Mario J. Gabelli.

                           Power of Attorney to Stephen G. Bondi,
                           Peter D. Goldstein, and James E. McKee
                           from Marc J. Gabelli.










Signature

         After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 1, 2000





                           MARIO J. GABELLI
                           MARC J. GABELLI



                           By:__________________________
                              James E. McKee
                              Attorney-in-Fact



                          GABELLI GROUP CAPITAL PARTNERS, INC.
                          GABELLI ASSET MANAGEMENT INC.
                          GABELLI FUNDS, LLC
                          GABELLI FUND, LDC
                          GABELLI ASSOCIATES FUND
                          GABELLI ASSOCIATES LIMITED

                        By:______________________________
                             James E. McKee
                             Secretary




                          GAMCO INVESTORS, INC.




                           By:_______________________________
                              Douglas R. Jamieson
                              Executive Vice President



















Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Vice Chairman and Director of
                                   Oak Technology, Inc.;
                                   Chairman of ECRM; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The Morgan
                                   Group, Inc.; Secretary & Treasurer
                                   of United Holdings Co., Inc.
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223


     Dr. Eamon M. Kelly            Professor
                                   Payson Center for International
                                   Development Technology Transfer
                                   Tulane University
                                   300 Hebert Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Arnold M. Reichman            Chief Executive Officer
                                   Outercurve Technologies
                                   609 Greenwich Street
                                   New York, NY 10014

     Marc J. Gabelli               Managing Director

     Matthew R. Gabelli            Vice President-Trading
                                   Gabelli & Company
                                   One Corporate Center
                                   Rye, New York 10580
Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

_____________________

     * Mr. Gabelli is the Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc. and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Chairman of Lynch Corporation.

Robert S. ZuccaroVice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

Gabelli Asset Management Inc.

Directors:

     Raymond C. Avansino, Jr.      Chairman
                                   E.L. Wiegand Foundation
                                   165 West Liberty Streeet
                                   Reno, NV 89501

     Mario J. Gabelli              See above


     Paul B. Guenther              Chairman
                                   New York Philharmonic
                                   10 Lincoln Center Plaza
                                   New York, NY 10023

     John C. Ferrara               Chief Financial Officer
                                   Space.Com
                                   120 West 45th Street
                                   New York, New York 10036

     Dr. Eamon M. Kelly            See above

     Karl Otto Pohl (1)            Sal Oppenheim Jr. & Cie
                                   Bockenheimer Landstrasse 20
                                   D-6000 FRANKFURT AM MAIN
                                   Germany

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Robert S. Zuccaro             Vice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

GAMCO Investors, Inc.

Directors:

     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II
     William S. Selby

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President and
                                   Chief Operating Officer

     Robert S. Zuccaro             Vice President and Chief
                                   Financial Officer

     James E. McKee                Vice President, General Counsel
                                   and Secretary

     Peter D. Goldstein            Deputy General Counsel and
                                   Assistant Secretary

Gabelli Funds, LLC

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Bruce N. Alpert               Executive Vice President and
                                   Chief Operating Officer

     Gus Coutsouros                Vice President and Chief Financial
                                   Officer

     James E. McKee                Secretary


Gabelli Advisers, Inc.

Directors:

     Bruce N. Alpert
     John D. Gabelli
     Joseph R. Rindler, Jr.

Officers:

     Bruce N. Alpert               Chief Operating Officer

     James E. McKee                Secretary

Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358

     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022

     Joseph R. Rindler, Jr.        See above


Officers:


     Robert S. Zuccaro             Vice President-Finance

     James E. McKee                Secretary

Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman & Interim President

     Irene Smolicz                 Senior Trader
                                   Gabelli & Company, Inc.

     Robert S. Zuccaro             See above

Officers:

     James G. Webster, III         Chairman & Interim President

     Bruce N. Alpert               Vice President-Mutual Funds

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.
Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     MeesPierson Management        Grand Pavillion, Commercial Centre
     (Cayman) Limited              802 West Bay Rd.
                                   Grand Cayman, British West Indies


     MeesPierson Nominees          Grand Pavillion, Commercial Centre
     (Cayman) Limited              802 West Bay Rd.
                                   Grand Cayman, British West Indies


Officers:

     Mario J. Gabelli              Chief Investment Officer


     Kevin Bromley (2)             Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wright (2)             Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     MeesPierson Management        Grand Pavillion, Commercial Centre
     (Cayman) Limited              802 West Bay Rd.
                                   Grand Cayman, British West Indies


     MeesPierson Nominees          Grand Pavillion, Commercial Centre
     (Cayman) Limited              802 West Bay Rd.
                                   Grand Cayman, British West Indies

Gemini Capitial Management Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Group Capital
                                   Partners, Inc.

     Michael A. Salatto            Controller, Gabelli Securities,
                                   Inc.

     Michael J. Burns (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

     Douglas Molyneux (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

Gabelli Fund, LDC

Directors:

     Johann S. Wong (4)            c/o Tremont (Bermuda)
                                   Limited
                                   Tremont House
                                   4 Park Road
                                   Hamilton HM 11, Bermuda


     Peter D. Anderson (5)         Givens Hall Bank & Trust
                                   Genesis Building
                                   P.O. Box 2097
                                   Grand Cayman, Cayman Islands
                                   BWI3459498141

     Karl Otto Pohl                See above

     Anthonie C. van Ekris         See below


Gabelli Global Partners, Ltd.

Directors:


     Marc J. Gabelli               See above

     Patrick Salvisberg (6)        Vice President
                                   Institutional Capital Markets
                                   Bear Stearns International Ltd.

     Marco Sampelligrini (7)       Trader, Gabelli Securites, Inc.

     Antonie Van Ekris             See below


Gabelli European Partners, Ltd.

Directors:


     Marc J. Gabelli               See above

     Patrick Salvisberg (6)        See above

     Marco Sampelligrini (7)       See above


     Antonie Van Ekris             See below


Lynch Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:


     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10540

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Avrum Gray                    GBar Limited Partnership
                                   440 South LaSalle, Suite 2900
                                   Chicago, IL 60605

     Louis A. Guzzetti             President and Chief Executive
                                   Officer

     Robert E. Dolan               See below

Officers:

     Mario J. Gabelli              Chairman

     Louis A. Guzzetti             President and Chief Executive
                                   Officer

     George E. Fuehrer             Vice President-Business Development

     Roger T. Dexter               Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel


Lynch Interactive Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O. Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, FL 33408

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               Principal
                                   S. Muoio & Co., LLC
                                   Suite 406
                                   509 Madison Ave.
                                   New York, NY 10022

     John C. Ferrara               See above

     David C. Mitchell             Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580

     Vincent S. Tese               Lawyer, Investment Adviser
                                   and Cable Television Executive
                                   c/o Bear Stearns & Company, Inc.
                                   245 Park Avenue, 19th Floor
                                   New York, NY 10167

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Robert E. Dolan               Chief Financial Officer

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel


Brighton Communications Corporation
401 Theodore Fremd Ave
Rye, NY 105820

Directors:

     Robert E. Dolan               See above-Lynch Interactive
                                   Corporation

     Robert A. Hurwich             See above-Lynch Interactive
                                   Corporation
Officers:

     Robert E. Dolan               President, Controller, Tresurer
                                   and Assistant Secretary

     Robert A. Hurwich             Secreatry and Assistant Tresurer


Spinnaker Industries, Inc.
600 N. Pearl Street
uite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201




     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     E. Val Cerutti                See above-Lynch Corporation

     Louis A. Guzzetti             See above-Lynch Corporation

     Ralph R. Papitto              See above-Lynch Corporation

Officers:

     Ned N. Fleming, III           President

     Richard J. Boyle              Office of the Chairman

     Mario J. Gabelli              Office of the Chairman

     Louis A. Guzzetti             Office of the Chairman

     Perry J. Schiller             Vice President, Finance &
                                   Controller

     Robert A. Hurwich             Secretary

Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Robert P. Wentzel             See above-Entoleter

     Richard J. Boyle              See above-Spinnaker

     Louis A. Guzzetti             See above-Lynch Corporation

Officers:

     Robert P. Wentzel             President

     Charles DeMarino              Controller & Secretary

     Robert A. Hurwich             Assistant Secretary


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     John Clay Keen                Route 6
                                   Box 270
                                   Greenville, TX 75401

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Mary J. Carroll               See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

Officers:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer and Assistant
                                   Secretary

Inter-Community Telephone Company, L.L.C.
P.O. Box A
Nome, ND  58062

Managers:

     Carole Rau                    Executive Assistant
                                   Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580

     Mary J. Carroll               See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               Assistant Controller
                                   Lynch Corporation
                                   401 Theodore Fremd Ave
                                   Rye, NY 10580

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

     Keith S. Andersen             See above-Inter-Community Telephone
                                   Company

     Robert Reff                   See above-Inter-Community Telephone
                                   Company

     Jack Bently                   1210 E. Washington Ave
                                   Gilbert, AZ 85234

Officers:

     Robert Snyder                 President

     Keith S. Andersen             Secretary and Treasurer

     Robert A. Hurwich             Assistant Secretary


Central Scott Telephone Company
125 North Second Street
Eldridge, Iowa 52748

Directors:

     Mary J. Carroll               See above-Lynch Interactive
                                   Corporation

     Robert E. Dolan               See above-Lynch Interactive
                                   Corporation

     W. Norman Harvey              President

     Edgar H. Holden               Chairman

     Robert A. Hurwich             See above-Lynch Interactive
                                   Corporation

     Ned Mohr                      c/o Central Scott Telephone
                                   Company

     Eugene Morris                 c/o Central Scott Telephone
                                   Company

     Christopher Porter            c/o Central Scott Telephone
                                   Company

     Carole L. Rau                 See above-Lynch Interactive
                                   Corporation

Officers:

     Edgar H. Holden               Chairman

     W. Norman Harvey              President

     Robert E. Dolan               Vice President & Assistant
                                   Treasurer

     Julie Andersen                Treasurer & Assistant Secretary

     Robert A. Hurwich             Secretary

     Kent Dau                      Controller



Lynch Telephone Corporation
401 Theodore Fremd Avenue
Rye, NY 10580

Directors:

     Robert E. Dolan               See above-Lynch Interactive
                                   Corporation

     Jack W. Keen                  See above-Western New Mexico
                                   Telephone Company

     Robert A. Hurwich             See above-Lynch Interactive
                                   Corporation

Officers:

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Vice President and Controller


Lynch Telephone Corporation III
401 Theodore Fremd Avenue
Rye, NY 10580


Directors:

     Delores A. Deitrick           c/o Lynch Telephone Corporation
                                   III

     Robert A. Hurwich             See above-Lynch Interactive
                                   Corporation

     Robert E. Dolan               See above-Lynch Interactive
                                   Corporation

     Richard J. Kiesling           Chairman


     Mary J. Carroll               See above-Lynch Interactive
                                   Corporation


Officers:

     Richard J. Kiesling           Chairman

     Robert E. Dolan               President, Treasurer and
                                   Controller

     Robert A. Hurwich             Secretary & Assistant Treasurer



     (1) Citizen of Germany
     (2) Citizen of the Cayman Islands
     (3) Citizen of Bermuda
     (4) Citizen of Bermuda and Canada
     (5) Citizen of the UK
     (6) Citizen of Switzerland
     (7) Citizen of Italy





























                                              SCHEDULE II
                                      INFORMATION WITH RESPECT TO
                          TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                           SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE

                                  DATE            SOLD(-)             PRICE(2)



           COMMON STOCK-PIERCING PAGODA

                    GABELLI ASSOCIATES LTD

                                 8/23/00            9,900            21.2500
                                 8/22/00           15,000            21.3125
                                 8/22/00           55,000            21.2500
                                 8/21/00           15,000            21.2500
                                 8/16/00           25,350            21.2500
                                 8/15/00            7,650            21.2650
                                 8/14/00           42,000            21.3050
                                 8/11/00           25,000            21.2650

                    GABELLI FUND, LDC
                                 8/15/00            1,000            21.2500
                                 8/14/00            1,000            21.2650
                    GABELLI ASSOCIATES FUND

                                 8/23/00            6,000            21.2917
                                 8/22/00           15,000            21.3125
                                 8/22/00           54,000            21.2500
                                 8/21/00           10,000            21.2500
                                 8/16/00           39,550            21.2500
                                 8/15/00            3,900            21.2645
                                 8/14/00           25,835            21.2656
                                 8/11/00           25,000            21.2650
                                 8/11/00           10,600            21.2617
          GABELLI FUNDS, LLC.
                         GABELLI ABC FUND
                                 8/28/00            5,000            21.3125
                                 8/23/00           50,000            21.3125
                                 8/16/00           55,100            21.2500
                                 8/15/00           10,000            21.2813
                                 8/14/00           34,900            21.3125


          (1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ NATIONAL MARKET.

            (2) PRICE EXCLUDES COMMISSION.












  EXHIBIT A
                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Piercing Pagoda, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 1st day of September, 2000.


                                  MARIO J. GABELLI
                                  MARC J. GABELLI
                                  GABELLI PERFORMANCE PARTNERSHIP, L. P.
                                  GABELLI INTERNATIONAL LIMITED
                                  GABELLI INTERNATIONAL II LIMITED
                                  GABELLI FOUNDATION, INC.
                                  GEMINI CAPITAL MANAGEMENT LIMITED


                                        By:____________________________
                                             James E. McKee
                                             Attorney-in-Fact


                                   GABELLI GROUP CAPITAL PARTNERS, INC.
                                   GABELLI ASSET MANAGEMENT INC.
                                   GABELLI FUNDS, LLC
                                   GABELLI SECURITIES, INC.
                                   GLI, INC.
                                   ALCE PARTNERS, L.P.
                                   GABELLI MULTIMEDIA PARTNERS, L.P.
                                   GABELLI GLOBAL PARTNERS, L.P.
                                   GABELLI GLOBAL PARTNERS, LTD.
                                   GABELLI & COMPANY, INC.
                                   GABELLI ASSOCIATES FUND
                                   GABELLI ASSOCIATES LIMITED



                                   By:____________________________
                                      James E. McKee
                                      Secretary







                                   LYNCH CORPORATION
                                   SPINNAKER INDUSTRIES, INC.
                                   BRIGHTON COMMUNICATIONS CORPORATION
                                   LYNCH INTERACTIVE CORPORATION
                                   WESTERN NEW MEXICO
                                   INTER-COMMUNITY TELEPHONE COMPANY


                                   By:____________________________
                                      James E. McKee
                                      Attorney-in-Fact






























                                   GABELLI & COMPANY, INC.
                                   PROFIT SHARING PLAN


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Trustee



                                   GAMCO INVESTORS, INC.


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President